FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES STEEN RIVER RESERVES, 2007 PRODUCTION EXIT RATE,

DRILLING UPDATE AND REVISES GUIDANCE

(all amounts expressed in Canadian Dollars)

Didsbury, Alberta – Thursday, January 3, 2008 – JED Oil Inc. (AMEX: JDO) today announced its independent reserve report at December 31, 2007 for the Steen River area prospects and its year-end production exit rate, plus updated its drilling report and revised its guidance for the first and second quarters of 2008.

Steen River Prospect Reserve Report

JED announced that the independent engineering firm of C G Engineering Ltd. has completed the report of JED’s estimated reserves and net present value at December 31, 2007 for the Steen River area prospects in northern Alberta.  The reserves represent 95% of the working interests in this area acquired last year from the former Caribou Resources Corp., as JED has sold 5% of its working interest effective December 1, 2007 to an arms-length third party.  The report shows the following:

remaining reserves		net present value of cash flow, before taxes (M$)
		discounted:
boe’s (1)		0%	5%	8%	10%	15%	20%
Proved Developed Producing	1,622.1	77,224.0	67,690.8	62,975.7	60,184.1	54,209.2	49,361.2
Proved Developed Non-Producing	456.2	27,564.5	24,524.9	22,979.1	22,044.8	19,992.4	18,272.6
Proved Undeveloped	527.9	34,612.6	30,262.2	28,061.1	26,734.7	23,832.6	21,413.5
TOTAL PROVED	2,606.3	139,401.1	122,477.9	114,015.9	108,963.7	98,034.2	89,047.3
TOTAL PROBABLE	1,490.9	53,278.6	41,033.7	35,069.6	31,667.2	24,777.0	19,619.6
TOTAL PROVED + PROBABLE	4,097.1	192,679.7	163,511.6	149,085.5	140,630.9	122,811.2	108,666.9

Notes:

(1)

BOE’s are net of royalties. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf of natural gas to 1 barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2)

Amounts are based on JED’s working interest.

(3)

No allowance was made for the degree of risk associated with any of the reserve categories.

(4)

Costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues.

(5)

The report is based on constant pricing, utilizing the prices in effect at December 31, 2007:  $93.18 per barrel for Edmonton Light Crude oil (based on Imperial pricing); $6.49 per MMBtu for AECO “C” natural gas (estimated from AECO December 31, 2007 price of $6.15 per GJ); and Edmonton Reference Prices for natural gas liquids (based on historical price differentials and adjustments) of $17.94 per barrel for Ethane, $60.57 per barrel for Propane, $79.20 per barrel for Butane and $95.98 per barrel for Pentanes +.

“We are very pleased that the reserve report confirms our opinion of the value of the Steen River area prospects,” stated JED’s President, James Rundell.  “The value of approximately $108.9 million of proved reserves alone (discounted 10%) for the Steen area is over 3.75 times JED’s engineered value of proved reserves (at constant pricing discounted 10%) of $28.9 million at December 31, 2006.”

2007 Exit Rate and Drilling Update

JED exited the year with daily production of 2,108 Boe’s, of which approximately 65% is oil.  JED has completed drilling five Keg River oil wells of its winter drilling program of fifteen wells, ten targeting Keg River oil and five targeting Slave Point natural gas.  Currently three of those five wells are tied-in and on production, and JED’s completion and tie-in program will recommence on January 5, 2008.  A sixth well is currently being drilled.

(more)

JED Oil News Release

January 3, 2008

New Infrastructure for Year-Round Access

During 2007, JED also completed additional infrastructure in the Steen River area prospects which will permit year-round access to its oil wells.

Revised Guidance

On November 14, 2007, JED published guidance for December 31, 2007 of a range between 2,000 and 2,800 Boe/d, based on 75% to 100% of the Steen River assets.  At December 31st, JED retained 95% of those assets.  The proposed sales of the West Ferrier, Wizard Lake and Midale assets were not completed in 2007.

Accordingly, JED has revised its guidance for the exit rate at March 31, 2008 to a range of 3,569 to 2,818 Boe/d (depending on if it keeps 95% of the Steen assets or sells up to an additional 20%), and an exit rate range of 3,398 to 2,683 Boe/d for June 30, 2008.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The reserve report is based upon a number of assumptions, any of which could produce substantially different results if not accurate.  The anticipated success and production of JED’s current drilling, work-over and tie-in opportunities may not be realized. Other factors that may affect future results include uncertainties involved in the dispute with one of our noteholders and other risk and uncertainties as are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, VP Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com